UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-03364	                              March 13, 2008

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Maxim Series Fund, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):

8515 East Orchard Road
Greenwood Village, Colorado 80111

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT









REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors of the Maxim Series Fund, Inc.:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the Aggressive Profile I, Conservative Profile I, Moderate Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile II, Moderately Aggressive Profile II, and Moderately Conservative Profile II Portfolios (the "Portfolios") of the Maxim Series Fund, Inc. (each a "Portfolio," collectively the "Portfolios") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2007. Management is responsible for each of the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2007, and with respect to agreement of security purchases and sales, for the period from September 30, 2007 (the date of our last examination) through December 31, 2007:

1.  Confirmation of investments in mutual funds by the transfer agent;

2. Reconciliation of all such securities to the books and records of each Portfolio and the Bank of New York (the "Custodian");

3. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

4. Agreement of ten security purchases and ten security sales or maturities from the books and records of each of the Portfolio's to the transfer agent (fund house statements).

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.

In our opinion, management's assertion that the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007 with respect to securities reflected in the investment accounts of each of the Portfolio's is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Denver, Colorado

March 13, 2008










MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Aggressive Profile I, Conservative Profile I, Moderate Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile II, Moderately Aggressive Profile II, and Moderately Conservative Profile II Portfolios (the "Portfolios") of the Maxim Series Fund Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2007 and from September 30, 2007 (the date of our last examination) through December 31, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007, and from September 30, 2007 (the date of our last examination) through December 31, 2007, with respect to securities reflected in the investment accounts of the Fund.

Maxim Series Fund, Inc.

By:



William T. McCallum
President



Graham McDonald
Treasurer

March 13, 2008